ARP
5/17/02

TC 5/16/02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02023038

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14778

SEC MAIL RECEIVED PROCESSING
MAY 15 2002
WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eurolink Securities, INC

DBA FINANCIAL X, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AVENIDA BRUSELAS 13 2ND FLOOR
(No. and Street)

MADRID, SPAIN 28100
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN KARPEL 34.902.181.403
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROMEO & CHIAVERELLI, CPAS
(Name — *if individual, state last, first, middle name*)

1601 WALNUT STREET SUITE 815 PHILA, PA. 19102
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 23 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN KARPEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL X, INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

X [signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

Suzanne A Perez
My Commission CC981763
Expires November 14, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FinancialX, Inc.
Financial Statements
December 31, 2001

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

To The Board of Directors
FinancialX, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of FinancialX, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparsions

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsiblity, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures

and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequancy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17-a-5 (9) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not to be and should not be used by anyone other than these specified parties.

Romeo and Chiaverelli LLC
Certified Public Accountants
April 16, 2002

CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To The Board of Directors
FinancialX, Inc.

We have audited the statement of finanical condition of FinancialX, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the finacial statements referred to above presents fairly, in all material respects, the financial position of FinancialX, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic finanical statements, taken as a whole. The information contained in schedules on pages 8-11 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Sercurities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic finanical statements and, in our opinion, is fairly stated in all matertial respects in relation to the basic financial statements taken as a whole.

Romeo and Chiaverelli LLC
Certified Public Accountants
April 16, 2002

FinancialX, Inc.
Balance Sheet
December 31, 2001

ASSETS

Assets		
Cash and Cash Equivalants	$7,386.00	
Total Assets		$7,386.00

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Total Liabilities		$0.00
Stockholder's Equity		
Common Stock, $1 Par Value	$101,246.00	
Preferred Stock, $1 Par Value	49,135.00	
Additional Paid In Capital	3,400.00	
Retained (Deficit)	(117,575.00)	
Less: Treasury Stock	(28,820.00)	
Total Stockholder's Equity		7,386.00
Total Liabilities And Stockholder's Equity		$7,386.00

See accompanying notes to financial statements

FinancialX, Inc.
Statement of Income (Loss)
Year Ended December 31, 2001

	Twelve Months
REVENUES	
Commission Income	$14,173.00
Total Revenues	14,173.00
EXPENSES	
Commission Expense	10,599.00
Consultants	2,199.00
Regulatory dues and fees	156.00
Other expenses	151.00
Total Expenses	(17,304.00)
Net Income(Loss)	($3,131.00)

See accompanying notes to financial statements

FinancialX, Inc.
Statement of Changes In Stockholders' Equity
December 31, 2001

Schedule of Retained (Deficit)

Beginning Retained (Deficit)	($114,444.00)
Net (Loss)	(3,131.00)
Retained Deficit	($117,575.00)

Schedule of Additional Paid In Capital

Beginning Balance	
Additional Paid in Capital	$3,400.00
Aditional Paid In Capital	$3,400.00

Schedule of Common Stock

Common Stock	
101,246 shares issued and outstanding at $1 Par Value	$101,246.00
Common Stock	$101,246.00

Schedule of Preferred Stock

49,135 shares issued and outstanding at $1 Par Value	$49,135.00
Preferred Stock	$49,135.00

Schedule of Treasury Stock

28,820 shares at $1 Par Value	($28,820.00)
Treasury Stock	($28,820.00)

See accompanying notes to financial statements

FinancialX, Inc.
Statement of Changes In Stockholders' Equity
December 31, 2001

Total Stockholder's Equity	$7,386.00

See accompanying notes to financial statements

FinancialX, Inc.
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:		
Net (Loss)		($3,131.00)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Total adjustments		0.00
Net cash provided by operating activities		(3,131.00)
Cash flows from investing activities:		
Net cash used by investing activities		0.00
Cash flows from financing activities:		
Additional Paid In Capital	3,400.00	
Net cash used by financing activities		3,400.00
Net change in cash and cash equivalents		269.00
Cash and cash equivalents at beginning of year		7,117.00
Cash and cash equivalents at end of year		$7,386.00

See accompanying notes to financial statements

FinancialX, Inc.
Notes To Financial Statements
December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statetments and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Organization:

Financiallx, Inc., formerly CF Mutual Fund Inc. (the Company) is a closely held corporation. It was incorporated on September 15, 1960, under the laws of the State of Mississippi. The Company's primary business is brokerage by retailing as a mutual fund dealer.

Operations

The Company is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

Recongnition of revenues and expenses and basis of presentation:

The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statments include the assets, liabilitities, equity and financial activities of the Company.

Estimates

The preparation of financial statements in conformity with general accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 - INCOME TAXES

Deferred income taxes assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the difference between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the Net Capital Provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum Net Capital, as defined under such provisions. At December 31, 2001 the Company had a Net Capital of $7,386, which was $2,386. in excess of the minimum net capital requirement of $5,000.

NOTE 4 - PREFERRED STOCK

The non-cumulative, non-participating stock is preferred as to dividends. The stockholder is entitled to receive, when declared, dividends at the rate of four times the rate paid to common stockholders before any dividends may be declared on the common shares. In the event of any liquitation of the Company, the preferred stockholder is entitled to be paid, before any amounts are paid to common stockholders, an amount equal to that par value of the stock. After these amounts are distributed, any remaining amounts shall be distributed to the common stockholders. The preferred stock is convertible, on a basis of four shares of common stock for each of preferred stock when, and after authorization by the Company's board of directors, understricted retained earnings equal four times the total par value of the preferred stock.

FinancialX, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

NET CAPITAL	
Total Stockholders' Equity Qualified for Net Capital	$ 7,386.
Add: A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	$ 7,386.
Deductions and/or charges	
Total Deductions and/or Charges	-0-
Net Capital before haircuts	$ 7,386.
Less: Haircuts	-0-
NET CAPITAL	$ 7,386.

FinancialX, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Total aggregate indebtedness	$ -0-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $5,000 if greater	$ 5,000.
Excess net capital at 1500%	$ 2,386.
Excess net capital at 1000%	$ 7,386.
Ratio: Aggregate Indebtedness to Net Capital	-0-

FinancialX, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2001

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 7,386.
Net Audit Adjustments	-0-
Net Capital per above (Note-3)	$ 7,386.

FinancialX, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2001

FinancialX, Inc.claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.